UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 18, 2017

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

Declaration of Special Distribution

On December 15, 2017, our board of directors authorized a special daily cash distribution of $0.0057682365 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on December 17, 2017 and ending on December 31, 2017 (the “Special Distribution Period”).  The distribution will be payable to the stockholders of record as of the close of business on each day of the Special Distribution Period. Our manager, RM Adviser, LLC,  expects that the distributions will be paid on or about January 15, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	December 18, 2017